Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term U.S. Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New York
Intermediate Tax-Exempt Bond Fund, BNY Mellon
Municipal Opportunities Fund, BNY Mellon National
Municipal Money Market Fund and BNY Mellon
Government Money Market Fund (the Funds), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
November 30, 2019. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of November, 2019, and with respect to
agreement of security purchases and sales, for the period
from August 31, 2019, (the date of the Funds last
examination) through November 30, 2019:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of November 30, 2019, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2018 to September 30, 2019 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2019, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
April 27, 2020



	April 27, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of  BNY Mellon Large Cap
Stock Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Asset Allocation Fund,
BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International
Equity Income Fund, BNY Mellon Bond Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon National Intermediate Municipal Bond Fund,
BNY Mellon National Short-Term Municipal Bond Fund, BNY
Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon New York Intermediate Tax-Exempt Bond Fund, BNY
Mellon Municipal Opportunities Fund, BNY Mellon National Municipal Money Market Fund and BNY Mellon Government
Money Market Fund (the Funds), a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2019 and for the period from August 31, 2019 (the date of the Funds last examination) through November 30, 2019.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2019, and for the period from August 31, 2019 (the date of the Funds last examination) through November 30, 2019 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer

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